
02033407



Edison
CONTROL CORPORATION

2001
ANNUAL
REPORT

EDISON CONTROL CORPORATION

BOARD OF DIRECTORS

William B. Finneran
Chairman of the Board

Robert L. Cooney

John J. Delucca

Norman Eig

Alan J. Kastelic

Mary E. McCormack

William C. Scott

EXECUTIVE OFFICERS

Alan J. Kastelic
President and Chief Executive Officer

Jay R. Hanamann
Secretary, Treasurer and Chief Financial Officer

EDISON CONTROL CORPORATION

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed in this Annual Report to Shareholders are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes", "anticipates", "expects", or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, new product advancements by competition, significant changes in industry technology, economic or political conditions in the countries in which the Company does business, the continued availability of sources of supply, the availability and consummation of favorable acquisition opportunities, increasing competitive pressures on pricing and other contract terms, economic factors affecting the Company's customer base and stock price variations affecting the Company's securities trading portfolio. These factors could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

Fiscal 2001 versus Fiscal 2000

Net sales for the year ended January 31, 2002 ("fiscal 2001") increased 5.3% to $27,452,550 compared with $26,070,682 for the year ended January 31, 2001 ("fiscal 2000"). The increase was due largely to increases in Ultra Tech sales to mining customers for the year ended January 31, 2002 and the inclusion of $879,194 of South Houston Hose net sales for the three months ended January 31, 2002 due to acquisition of the remaining 50% of the common stock of South Houston Hose on November 1, 2001. These increases were partially offset by lower ConForms Asia sales. Ultra Tech's sales volume will continue to fluctuate based on its ability to attain large project sales in the industries it serves.

As a percentage of net sales, gross profit margin was 37.1% for fiscal 2001 as compared to 37.1% in fiscal 2000. Decreases in material costs were offset by increases in group and workers compensation insurance costs. Selling, engineering and administrative expenses increased $406,850, or 8.6%, in fiscal 2001 to $5,130,143. The increase was partially due to the inclusion of $253,811 of selling, engineering and administrative expenses for South Houston Hose for the three months ended January 31, 2002. The remaining increase is due largely to increases in sales and marketing expenses, bad debt expenses and group insurance costs.

Interest expense decreased $326,143, or 61.1%, to $207,637 for fiscal 2001 from $533,780 for fiscal 2000. The decrease resulted from a reduction of the Company's average outstanding debt from the previous year combined with lower interest rates.

The Company had a net trading loss (realized and unrealized) of $123,573 in fiscal 2001 compared to a net trading loss of $380,900 in fiscal 2000. A major reason for the $257,327 change was the decrease in the average holdings in the Company's portfolio. Although the Company has no established formal investment policies or practices for its trading securities portfolio, the Company generally pursues an aggressive trading strategy, focusing primarily on generating near-term capital appreciation from its investments in common equity securities. Securities held in the Company's portfolio at the end of each period are reported at fair value, with unrealized gains and losses included in earnings for that period. The Company does not use or buy derivative securities. See "Quantitative and Qualitative Disclosures about Market Risk".

The amortization of goodwill and financing costs created a total non-cash charge of $268,299 for fiscal 2001 compared to $235,796 for fiscal 2000. Goodwill from the June 1996 acquisition of ConForms was being amortized over a 40-year period through January 31, 2002.

The Company recorded tax expense of $1,820,000 for fiscal 2001, which represented an estimated annual effective tax rate of 40.1% applied to pre-tax book income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes.

Income from continuing operations of $2,718,308, or $1.20 and $1.01 per share, basic and diluted, respectively, for fiscal 2001 represented an increase of $410,053 or 17.8% from income from continuing operations of $2,308,255, or $.98 and $.80 per share, basic and diluted, respectively, for fiscal 2000. The increase was due largely to the reduction of trading securities losses of $257,327 and the decrease in interest expense of $326,143 from the previous year.

Fiscal 2000 versus Fiscal 1999

Net sales for the year ended January 31, 2001 ("fiscal 2000") increased 4.6% to $26,070,682 compared with $24,920,820 for the year ended January 31, 2000 ("fiscal 1999"). Domestic sales for Construction Forms ("ConForms") increased 7.3% due largely to increased sales of the ConForms' Ultra Plus piping systems and CCI boom elbows. ConForms Asia sales increased 62.6% due to increased sales in Malaysia, Singapore and Hong Kong as Asia's customer base continues to expand. These increases were partially offset by an 18.4% decrease in ConForms Europe sales due to decreased sales in the United Kingdom and the Middle East and a 5.6% decrease in Ultra Tech sales volume, respectively. Ultra Tech's sales volume will continue to fluctuate based on its ability to attain large project sales in the industries it serves.

As a percentage of net sales, gross profit margin decreased to 37.1% for fiscal 2000 as compared to 37.9% in fiscal 1999. Decreases in ConForms domestic and foreign margins were partially offset by increased margins for Ultra Tech project sales. Selling, engineering and administrative expenses represented 18.1% of net sales for fiscal 2000 compared to 17.9% in fiscal 1999. Selling, engineering and administrative expenses increased $260,057, or 5.8%, in fiscal 2000 to $4,723,293. The increase was largely due to legal and professional expenses during the first quarter of fiscal 2000, which related to discussions held with various parties interested in acquiring all of the Company's common stock.

Interest expense decreased $258,060, or 32.6%, to $533,780 for fiscal 2000 from $791,840 for fiscal 1999. The decrease resulted from a reduction of the Company's average outstanding debt from the previous year. The Company had a net trading loss (realized and unrealized) of $380,900 in fiscal 2000 compared to a net trading gain of $441,944 in fiscal 1999. A major reason for the $822,844 change was the decrease in the market value of the Company's holdings in Glenayre Technologies, Inc. during fiscal 2000 and significant realized gains on the sale of US Trust Corporation stock during fiscal 1999

The amortization of goodwill, financing costs and stock warrants created a total non-cash charge of $235,796 for fiscal 2000 compared to $659,859 for fiscal 1999.

The Company recorded tax expense of $1,500,000 for fiscal 2000, which represented an estimated annual effective tax rate of 39.4% applied to pre-tax book income.

Income from continuing operations of $2,308,255, or $.98 and $.80 per share, basic and diluted, respectively, for fiscal 2000 represented an increase of $42,406 from income from continuing operations of $2,265,849, or $.97 and $.78 per share, basic and diluted, respectively, for fiscal 1999.

Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in the consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts or revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

New Accounting Standards

In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, was adopted on February 1, 2001. The adoption of this statement did not have an impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and requires that all such transactions be accounted for by the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill and that they meet specific criteria. SFAS 141 is applicable to all business combinations initiated after June 30, 2001 and accordingly, the Company adopted this standard with the acquisition of South Houston Hose and for all future business combinations. SFAS No. 142 is effective for the Company beginning February 1, 2002, and applies to goodwill and other intangible assets recognized in the Company's balance sheet as of that date, regardless of when those assets were initially recognized. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Goodwill amortization expense was $225,801 for the year ended January 31, 2002. The Company is currently evaluating the impairment provisions of SFAS No. 142 and has not determined the impact that SFAS No. 142 will have on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 also supersedes the provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. In addition, more dispositions will qualify for discontinued operations treatment in the statement of income. The provisions of SFAS No. 144 are to be applied prospectively and will be effective for the Company beginning February 1, 2002. The Company is currently evaluating the provisions of SFAS No. 144 and has not determined the impact that it will have on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate risk, foreign currency risk and equity price risk. These risks include changes in U.S interest rates, changes in foreign currency exchange rates as measured against the U.S. dollar and changes in the prices of stocks traded on the U.S. markets.

Interest Rate Risk

The Company's revolving credit borrowings and variable rate term loans, which totaled $4,950,000 as of January 31, 2002, are subject to interest rate risk. Most of the borrowings float at the prime rate or LIBOR plus a certain number of basis points. Based on the fiscal 2001 year end balance, an increase of one percent in the interest rate on the Company's loans would cause an increase in interest expense of approximately $49,500, or $.01 per diluted share, net of taxes, on an annual basis. The Company currently does not use derivatives to fix variable rate interest obligations.

Foreign Currency Risk

The Company has foreign operations in the United Kingdom and Malaysia. Sales and purchases are typically denominated in the British pound, Malaysian ringgit, Singapore dollar, U.S. dollar or the Euro, thereby creating exposures to changes in exchange rates. The changes in exchange rates may positively or negatively affect the Company's sales, gross margins and retained earnings. The Company does not enter into foreign exchange contracts but attempts to minimize currency exposure risk through working capital management. There can be no assurance that such an approach will be successful, especially in the event of a significant and sudden decline in the value of a currency.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities was $4,630,953 for fiscal 2001, compared to $3,240,183 for fiscal 2000. The increase in cash flow was due largely to increased net income combined with an increase in the change in accounts receivable of $639,729 from the previous year and an increase in the change in income taxes and deferred income taxes payable of $353,224 from the previous year. These increases were partially offset by a reduction in net proceeds from the sale of trading securities of $367,427 from the previous year.

Net working capital of $8,921,197 at January 31, 2002 decreased $114,164, or 1.3%, from the fiscal 2000 year-end level of $9,035,361. The current ratio at January 31, 2002 was 3.3:1 compared to 3.6:1 at January 31, 2001. The change was largely due to the addition of South Houston Hose current assets and liabilities.

Cash received from investing activities in fiscal 2001 was $17,970 compared to cash used in investing activities of $61,967 in fiscal 2000. The $164,155 note receivable was received in 2001 and $95,000 was received from the maturity of a certificate of deposit in fiscal 2001. In fiscal 2000, $400,000 in proceeds were received from the sale of the Gilco division. Capital expenditures decreased from $478,872 in fiscal 2000 to $233,602 in fiscal 2001.

The Company used $3,918,271 to repurchase its common stock during fiscal 2001. This was funded from cash generated by operating activities during the year. The Company used $559,141 to reduce debt during the year. The Company's debt to capitalization ratio at January 31, 2002 and 2001 was 22.4% and 21.5%, respectively. The Company maintains various debt agreements, which are described in more detail in the footnotes to the consolidated financial statements. Required principal payments in fiscal 2002 are expected to be approximately $260,000.

The Company believes that it can fund proposed capital expenditures and operational requirements from operations and currently available cash and cash equivalents, investments, trading securities and existing bank credit lines. Proposed capital expenditures for the fiscal year ending January 31, 2002 are expected to total approximately $700,000 compared to $233,602 for fiscal 2000.

The Company intends to continue to expand its businesses, both internally and through potential acquisitions. The Company currently anticipates that any potential acquisitions would be financed primarily by internally generated funds, additional borrowings or the issuance of the Company's stock.

Contractual Obligations

The terms under the amended master credit agreement, among other provisions, require the Company to maintain a minimum current ratio, tangible net worth, and debt service ratio, and restricts the Company to a maximum funded debt to EBITDA (as defined) ratio. The tangible net worth requirement at January 31, 2002 was $8,861,743. The Company is out of compliance with certain non-financial covenants and has obtained waivers for such non-compliance. Substantially all of the Company's assets are collateralized under the above debt agreement. The LIBOR spread may be reduced or increased annually based on the achievement of a certain "funded debt to EBITDA" ratio.

The following table of material debt and lease commitments at January 31, 2002, summarizes the effect these obligations are expected to have on the Company's cash flow in future periods set forth below.

Year Ending January 31,	Debt Obligations	Operating Leases	Total Obligations
2003	$ 259,514	$ 200,000	$ 459,514
2004	259,902	185,000	444,902
2005	2,860,305	112,000	2,972,305
2006	260,724	100,000	360,724
2007	286,162	92,000	378,162
Thereafter	1,593,610	183,000	1,776,610
	$ 5,520,217	$ 872,000	$ 6,392,217

SUMMARY OF SELECTED FINANCIAL DATA

EDISON CONTROL CORPORATION

	Year Ended January 31,				
	2002	2001	2000	1999	1998
Statements of Income					
Net sales	$ 27,452,550	$ 26,070,682	$ 24,920,820	$ 23,508,748	$ 22,578,884
Cost of goods sold	$ 17,275,311	$ 16,390,713	$ 15,480,828	$ 14,767,401	$ 13,749,833
Gross profit	$ 10,177,239	$ 9,679,969	$ 9,439,992	$ 8,741,347	$ 8,829,051
Selling, engineering and administrative expenses	$ 5,130,143	$ 4,723,293	$ 4,463,236	$ 4,237,917	$ 4,119,240
Operating income	$ 4,778,797	$ 4,632,343	$ 4,562,866	$ 4,158,698	$ 4,072,750
Realized (losses) gains on trading securities	$ (169,919)	$ 57,911	$ 960,210	$ 161,598	$ (54,837)
Unrealized gains (losses) on trading securities	$ 46,346	$ (438,811)	$ (518,266)	$ (375,863)	$ (205,618)
Interest and miscellaneous income	$ 19,401	$ 50,075	$ 19,045	$ 101,147	$ 82,735
Income from continuing operations	$ 2,718,308	$ 2,308,255	$ 2,265,849	$ 1,284,873	$ 1,047,229
(Loss) income from discontinued operations	$ -	$ (92,698)	$ (108,977)	$ (82,543)	$ 57,933
Loss from sale of discontinued operations	$ -	$ (12,379)	$ -	$ -	$ -
Net income	$ 2,718,308	$ 2,203,178	$ 2,156,872	$ 1,202,330	$ 1,105,162
Per Share Information					
Income from continuing operations - basic	$ 1.20	$ 0.98	$ 0.97	$ 0.55	$ 0.46
Income from continuing operations - diluted	$ 1.01	$ 0.80	$ 0.78	$ 0.45	$ 0.39
Book value at year end	$ 10.61	$ 8.65	$ 7.78	$ 6.90	$ 6.41
At Year End					
Working capital	$ 8,921,197	$ 9,035,361	$ 8,821,365	$ 12,730,093	$ 10,873,332
Property, plant and equipment - net	$ 6,790,839	$ 7,359,953	$ 7,968,785	$ 8,187,899	$ 6,945,103
Total assets	$ 28,358,194	$ 29,182,233	$ 30,630,664	$ 34,902,997	$ 32,355,957
Long-term debt, including current maturities	$ 5,520,217	$ 5,579,358	$ 8,963,142	$ 14,741,601	$ 14,023,342
Shareholders' equity	$ 19,151,333	$ 20,333,315	$ 18,303,188	$ 16,183,272	$ 14,590,525
Weighted average shares outstanding assuming dilution	2,700,435	2,896,599	2,907,251	2,883,133	2,686,951
Common stock outstanding, net of treasury stock of 559,753 at 1/31/02	1,805,470	2,351,308	2,351,308	2,346,933	2,275,933

Note: On November 1, 2001, the Company purchased the remaining 50% of the outstanding common stock of South Houston Hose Company, Inc. ("South Houston Hose") from the seller for cash and debt totalling $800,000. The acquisition was accounted for as a purchase transaction with the purchase price allocated to the fair value of specific assets acquired and liabilities assumed. Accordingly, the results of operations have been included since the date of acquisition.

On September 29, 2000, the Company sold certain assets and the business of its Gilco division. The results of operations of the Gilco division have been presented as discontinued operations. Accordingly, previously reported statements of income information have been restated to reflect this presentation.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Of Edison Control Corporation:

We have audited the accompanying consolidated balance sheets of Edison Control Corporation and subsidiaries (the "Corporation") as of January 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Edison Control Corporation and subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Milwaukee, Wisconsin
March 29, 2002

EDISON CONTROL CORPORATION

CONSOLIDATED BALANCE SHEETS
JANUARY 31, 2002 AND 2001

ASSETS (Note 8)	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 472,352	$ 305,337
Investments (Note 1)		95,000
Trading securities (Notes 1 and 3)	60,698	420,797
Accounts receivable, less allowance for doubtful accounts of $218,000 and $169,000, respectively (Notes 1 and 11)	4,660,141	4,233,754
Receivable from affiliate (Notes 2 and 5)		136,657
Inventories (Notes 1, 4 and 11)	7,250,891	6,545,187
Prepaid expenses and other current assets	223,273	261,025
Deferred income taxes (Note 7)	200,000	240,000
Refundable income taxes (Note 7)		62,150
Note receivable (Note 2)		164,155
Total current assets	12,867,355	12,464,062
INVESTMENT IN AND ADVANCES TO AFFILIATE (Notes 2 and 5)		524,919
DEFERRED INCOME TAXES (Note 7)	570,000	565,000
PROPERTY, PLANT AND EQUIPMENT (Note 1):		
Cost:		
Land	302,902	302,902
Buildings and improvements	3,669,118	3,669,118
Machinery and equipment	6,758,735	6,480,185
Construction in progress	24,140	
	10,754,895	10,452,205
Less - accumulated depreciation	(3,964,056)	(3,092,252)
	6,790,839	7,359,953
GOODWILL (net of amortization of $1,290,318 and $1,064,517, respectively) (Note 1)	8,130,000	8,225,801
FINANCE COSTS (net of amortization of $268,572 at January 31, 2001)		42,498
TOTAL	$ 28,358,194	$ 29,182,233

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Trade accounts payable	$ 1,286,190	$ 1,056,501
Accrued compensation	1,186,972	984,011
Taxes other than income taxes	69,639	23,061
Other accrued expenses (Note 6)	398,739	451,737
Income taxes payable (Note 7)	78,352	
Deferred compensation	666,752	754,250
Current maturities on long-term debt (Note 8)	259,514	159,141
Total current liabilities	3,946,158	3,428,701
LONG-TERM DEBT, LESS CURRENT MATURITIES (Note 8)	5,260,703	5,420,217
Total liabilities	9,206,861	8,848,918
SHAREHOLDERS' EQUITY (Note 10):		
Preferred Stock, $.01 par value; 1,000,000 shares authorized, none issued		
Common Stock, $.01 par value; 20,000,000 shares authorized, 2,365,223 and 2,351,308 shares issued, respectively	23,652	23,513
Additional paid-in capital	10,444,217	10,344,868
Retained earnings	12,839,181	10,120,873
Accumulated other comprehensive (loss)	(237,446)	(155,939)
	23,069,604	20,333,315
Less treasury stock at cost, 559,753 shares (Note 1)	(3,918,271)	
Total shareholders' equity	19,151,333	20,333,315
TOTAL	$ 28,358,194	$ 29,182,233

See notes to consolidated financial statements.

EDISON CONTROL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED JANUARY 31, 2002, 2001 and 2000

	Year Ended January 31,		
	2002	2001	2000
NET SALES (Note 1)	$ 27,452,550	$ 26,070,682	$ 24,920,820
COST OF GOODS SOLD (Note 1)	17,275,311	16,390,713	15,480,828
GROSS PROFIT	10,177,239	9,679,969	9,439,992
OTHER OPERATIING EXPENSES:			
Selling, engineering and administrative expenses	5,130,143	4,723,293	4,463,236
Loss on sale of assets, net		88,537	143,267
Amortization (Note 1)	268,299	235,796	270,623
Total other operating expenses	5,398,442	5,047,626	4,877,126
OPERATING INCOME	4,778,797	4,632,343	4,562,866
OTHER EXPENSE (INCOME):			
Interest expense	207,637	533,780	791,840
Realized losses (gains) on trading securities (Note 1)	169,919	(57,911)	(960,210)
Unrealized (gains) losses on trading securities (Note 1)	(46,346)	438,811	518,266
Interest and miscellaneous income	(19,401)	(50,075)	(19,045)
Stock warrant amortization (Note 10)			389,236
Equity in earnings of affiliate (Notes 2 and 5)	(71,320)	(40,517)	(46,070)
Total other expense	240,489	824,088	674,017
INCOME FROM CONTINIUING OPERATIONS BEFORE INCOME TAXES	4,538,308	3,808,255	3,888,849
PROVISION FOR INCOME TAXES (Note 7)	1,820,000	1,500,000	1,623,000
INCOME FROM CONTINUING OPERATIONS	2,718,308	2,308,255	2,265,849
DISCONTINUED OPERATIONS (Note 2):			
Loss from operations of discontinued Gilco division net of income taxes (credit) of $0, $(60,000) and $(73,000), respectively		(92,698)	(108,977)
Loss on disposal of Gilco division, net of income taxes (credit) of $0, $(7,000) and $0, respectively		(12,379)	
NET INCOME	2,718,308	2,203,178	2,156,872
OTHER COMPREHENSIVE (LOSS) -			
Foreign currency translation adjustments (Note 1)	(81,507)	(173,051)	(58,643)
COMPREHENSIVE INCOME	$ 2,636,801	$ 2,030,127	$ 2,098,229
INCOME (LOSS) PER SHARE (Note 1):			
BASIC:			
Income from continuing operations	$ 1.20	$ 0.98	$ 0.97
Loss from discontinued operations		(0.04)	(0.05)
NET INCOME	$ 1.20	$ 0.94	$ 0.92
DILUTED:			
Income from continuing operations	$ 1.01	$ 0.80	$ 0.78
Loss from discontinued operations		(0.04)	(0.04)
NET INCOME	$ 1.01	$ 0.76	$ 0.74

See notes to consolidated financial statements

EDISON CONTROL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JANUARY 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount					
BALANCES, JANUARY 31, 1999	2,346,933	$23,469	$10,323,225	$ 5,760,823	$ 75,755	$	$16,183,272
Foreign currency translation adjustment					(58,643)		(58,643)
Stock options exercised, net of tax benefit of $2,000	4,375	44	21,643				21,687
Net income				2,156,872			2,156,872
BALANCES, JANUARY 31, 2000	2,351,308	23,513	10,344,868	7,917,695	17,112		18,303,188
Foreign currency translation adjustment					(173,051)		(173,051)
Net income				2,203,178			2,203,178
BALANCES, JANUARY 31, 2001	2,351,308	23,513	10,344,868	10,120,873	(155,939)		20,333,315
Foreign currency translation adjustment					(81,507)		(81,507)
Stock options exercised, net of shares exchanged and tax affect of $(17,600)	13,915	139	99,349				99,488
Stock purchases						(3,918,271)	(3,918,271)
Net income				2,718,308			2,718,308
BALANCES, JANUARY 31, 2002	2,365,223	$23,652	$10,444,217	$12,839,181	$ (237,446)	$(3,918,271)	$19,151,333

See notes to consolidated financial statements.

EDISON CONTROL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2002, 2001 and 2000

	Year Ended January 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 2,718,308	$ 2,203,178	$ 2,156,872
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of plant and equipment	885,209	892,246	860,442
Amortization	268,299	235,796	659,859
Provision for doubtful accounts	109,693	50,306	(9,165)
Realized loss (gain) on trading securities sales	169,919	(57,911)	(960,210)
Unrealized (gain) loss on trading securities	(46,346)	438,811	518,266
Purchases of trading securities		(80,783)	(1,189,718)
Proceeds from the sales of trading securities	236,526	684,736	3,842,326
Loss on sale of assets	36,015	115,749	143,267
Loss on sale of Gilco division		19,379	
Equity in earnings of affiliate	(71,320)	(40,517)	(46,070)
Changes in assets and liabilities, net of effect of business acquisition and disposition:			
Accounts receivable	(153,397)	(793,126)	(5,871)
Receivable from affiliate	49,285	(75,051)	31,969
Inventories	45,050	(81,059)	491,372
Prepaid expenses and other current assets	107,243	(68,968)	(571)
Prepaid pension		25,193	126,284
Trade accounts payable	78,939	71,157	(949,518)
Accrued compensation	178,215	194,534	51,866
Taxes other than income taxes	10,481	(1,037)	7,348
Other accrued expenses	(52,891)	(200,951)	195,357
Income taxes payable	56,725	(211,499)	204,366
Deferred income taxes	5,000	(80,000)	(594,000)
Net cash provided by operating activities	4,630,953	3,240,183	5,534,471
INVESTING ACTIVITIES:			
Additions to plant and equipment	(233,602)	(478,872)	(675,245)
Maturity of certificate of deposit	95,000		95,000
Payments received on notes receivable	164,155		
Proceeds from purchase of South Houston Hose, net of cash acquired	21,714		
Proceeds from sale of Gilco division		400,000	
Advances to affiliate	(55,905)	(6,294)	(10,775)
Proceeds from sale of assets	26,608	23,199	919,600
Net cash provided by (used in) investing activities	17,970	(61,967)	328,580
FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	4,000,000	3,200,000	6,057,182
Payments on long-term debt	(4,559,141)	(6,583,784)	(11,835,641)
Purchase of treasury stock	(3,918,271)		
Stock options exercised	30,000		19,687
Net cash (used in) financing activities	(4,447,412)	(3,383,784)	(5,758,772)

(Continued)

EDISON CONTROL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2002, 2001 and 2000

	Year Ended January 31,		
	2002	2001	2000
EFFECT OF EXCHANGE RATE CHANGES ON CASH	$ (34,496)	$ (28,681)	$ (32,765)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	167,015	(234,249)	71,514
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	305,337	539,586	468,072
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 472,352	$ 305,337	$ 539,586
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 218,619	$ 539,290	$ 809,391
Income taxes, net of refunds	$ 1,714,741	$ 1,726,327	$ 1,870,454
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:			
Note payable for purchase of South Houston Hose	$ 500,000		
Note receivable from sale of Gilco division		$ 164,155	
Acquisition:			
Fair value of assets acquired, net of cash	$ 1,528,646		
Liabilities assumed	(898,217)		
Equity investment at date of acquisition	(652,143)		
Net cash (received)	$ (21,714)		

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Edison Control Corporation ("Edison") and subsidiaries, all of which are wholly owned (collectively, the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations - The Company is currently comprised of the following operations. Construction Forms ("ConForms") is a leading manufacturer and distributor of systems of pipes, couplings and hoses and other equipment used for the pumping of concrete. ConForms manufactures a wide variety of finished products which are used to create appropriate configurations of systems for various concrete pumps. Ultra Tech manufactures abrasion resistant piping systems for use in industries such as mining, pulp and paper, power and waste treatment. South Houston Hose is a distributor of concrete pumping systems and accessories and industrial hose and fittings.

The Company's principal market is in North America with limited sales activity in Europe, South America, the Middle East and Asia.

Cash Equivalents - The Company considers all temporary investments with maturities of three months or less when acquired to be cash equivalents.

Trading Securities - Debt and equity securities purchased and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value with unrealized gains and losses included in income. The cost of securities sold is based on the first-in, first-out method.

Accounts Receivable - Accounts receivable are stated net of an allowance for doubtful accounts.

Inventories - Inventories are stated at the lower of cost (principally last-in, first-out method) or market.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs, which do not significantly improve the related asset or extend its useful life, are charged to expense as incurred. For financial reporting purposes, plant and equipment are depreciated primarily by the straight-line method over the estimated useful lives of the assets. Estimated useful lives of buildings and improvements range from 7 to 40 years and of machinery and equipment from 2 to 12 years. Depreciation claimed for income tax purposes is computed by accelerated methods.

Goodwill and Intangible Assets - Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of acquired companies and is amortized on a straight-line basis over 40 years. The Company assesses the carrying value of goodwill at each balance sheet date.

Long-Lived Assets - Consistent with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", such assessments include, as appropriate, a comparison of the estimated future nondiscounted cash flows anticipated to be generated during the remaining amortization period of the long-lived assets to the net carrying value of long-lived assets. The Company recognizes diminution in value of long-lived assets, if any, on a current basis.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Management believes the carrying value of investments is a reasonable estimate of their fair value as their carrying value represents market value. The carrying value of the Company's long-term debt approximates fair value due to its variable interest rates. All other financial instruments are considered to approximate fair value due to their short-term nature.

Translation of Foreign Currencies - Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average exchange rates for the periods and capital accounts have been translated using historical rates. The resulting translation adjustments are recorded as other accumulated comprehensive loss.

Revenue Recognition - The Company recognizes revenue upon shipment of products. In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes some of the staff's interpretations of the application of accounting principles generally accepted in the United States of America to revenue recognition. Management believes the Company's revenue recognition policies are in compliance with SAB No. 101.

Research and Development - Amounts expended for research and development for the years ended January 31, 2002, 2001 and 2000 totaled approximately $207,000, $215,000 and $223,000, respectively, and are expensed as incurred.

Advertising Costs - Amounts expended for advertising for the years ended January 31, 2002, 2001 and 2000 totaled approximately $93,000, $63,000 and $55,000, respectively, and are expensed as incurred.

Treasury Stock – The Company uses the cost method to account for treasury stock.

Shipping and Handling Costs - Amounts billed to a customer in a sale transaction related to shipping costs are reported as net sales and the related costs incurred for shipping are reported as costs of goods sold.

Derivaties and Financial Instruments - In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, was adopted on February 1, 2001. The adoption of this statement had no impact on the consolidated financial statements.

New Accounting Standards -In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and requires that all such transactions be accounted for by the purchase method. In addition SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill and that they meet specific criteria in the Standard. This standard is applicable to all business combinations initiated after June 30, 2001 and accordingly, the Company adopted this standard with the acquisition of South Houston Hose and for all future business combinations. SFAS No. 142 is effective for the Company beginning February 1, 2002, and applies to goodwill and other intangible assets recognized in the Company's consolidated balance sheet as of that date, regardless of when those assets were initially recognized. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Goodwill amortization expense was $225,801 for the year ended January 31, 2002. The Company is currently evaluating the impairment provisions of SFAS No. 142 and has not determined the impact that SFAS No. 142 will have on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 also supersedes the provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. In addition, more dispositions will qualify for discontinued operations treatment in the statement of income. The provisions of SFAS No. 144 are to be applied prospectively and will be effective for the Company beginning February 1, 2002. The Company is currently evaluating the provisions of SFAS No. 144 and has not determined the impact that it will have on its consolidated financial statements.

Income From Continuing Operations Per Share - Reconciliation of the numerator and denominator of the basic and diluted per share computations are summarized as follows:

	Year Ended January 31,		
	2002	2001	2000
Basic:			
Income from continuing operations (numerator)	$ 2,718,308	$ 2,308,225	$ 2,265,849
Weighted average shares outstanding (denominator)	2,270,019	2,351,308	2,347,633
Income from continuing operations per share - basic	$ 1.20	$ 0.98	$ 0.97
Diluted:			
Income from continuing operations (numerator)	$ 2,718,308	$ 2,308,255	$ 2,265,849
Weighted average shares outstanding	2,270,019	2,351,308	2,347,633
Effect of dilutive securities:			
Stock options	91,360	160,691	170,455
Stock warrants	339,056	384,600	389,163
Weighted average shares outstanding (denominator)	2,700,435	2,896,599	2,907,251
Income from continuing operations per share - diluted	$ 1.01	$ 0.80	$ 0.78

2. ACQUISITIONS AND DISPOSITIONS

On November 1, 2001 the Company purchased the remaining 50% of the outstanding common stock of South Houston Hose Company, Inc. ("South Houston Hose") from the seller for $800,000, which consisted of a cash payment of $300,000 and a note payable in the principal amount of $500,000. Prior to November 1, 2001, the Company owned 50% of the outstanding common stock of South Houston Hose and accounted for the investment by the equity method. South Houston Hose is a distributor of concrete pumping systems and accessories and industrial hose and fittings. The acquisition was accounted for as a purchase transaction with the purchase price allocated to the fair value of specific assets acquired and liabilities assumed. Accordingly, the results of operations have been included since the date of acquisition. The purchase price was allocated as follows:

Cash on hand	$ 321,714
Receivables	392,187
Inventory	787,021
Other assets	69,915
Property, plant and equipment	149,523
Goodwill	130,000
Liabilities assumed	(398,217)
Less exisiting investment in South Houston Hose	(652,143)
	$ 800,000

The following unaudited pro-forma results of operations give effect to the acquisition as if it had occurred at the beginning of the fiscal year for each of the periods presented:

	Year Ended January 31,		
	2002	2001	2000
Net sales	$ 29,584,049	$ 28,321,683	$ 26,940,797
Net income	2,809,738	2,249,474	2,207,996
Net income per share, diluted	$ 1.04	$ 0.78	$ 0.76

The unaudited pro-forma information is not necessarily indicative of either results of operations that would have occurred had the purchase been made at the beginning of each fiscal year or of future results of operations of the combined companies.

In September 2000, the Company sold the inventory, tooling and intangible assets of its Gilco division to a third party for $400,000 cash and a non-interest bearing note receivable for $164,155, which was paid in the first quarter of fiscal 2001. Gilco had supplied portable concrete and mortar/plaster mixers to various customers. The sale resulted in a loss of $12,379, net of income tax benefit.

The results of operations of the Gilco division have been presented as discontinued operations. Accordingly, previously reported statements of income and comprehensive income information has been restated to reflect this presentation. Net sales of the Gilco division for the years ended January 31, 2001 and 2000 were $1,272,461 and $2,133,034, respectively.

3. TRADING SECURITIES

Trading securities at January 31, 2002 consisted of the following:

Name of Issuer/ Title of Issue	Number of Shares or Units	Cost	Market Value
Common Stocks:			
Glenayre Technologies, Inc.	34,100	$ 931,033	$ 60,698
Total		$ 931,033	$ 60,698

Trading securities at January 31, 2001 consisted of the following:

Name of Issuer/ Title of Issue	Number of Shares or Units	Cost	Market Value
Common Stocks:			
Allied Capital Corp.	3,000	$ 59,063	$ 69,187
Compaq Computer Corp.	3,000	88,875	71,130
Entremed, Inc.	500	23,844	12,688
Glenayre Technologies, Inc.	40,000	1,029,352	182,500
Intel Corp.	2,000	93,250	74,000
Liberty Digital, Inc.	1,000	40,292	9,875
Sun International Hotels	63	2,804	1,417
Total		$1,337,480	$ 420,797

4. INVENTORIES

Inventories consisted of the following:

	January 31, 2002	January 31, 2001
Raw materials	$ 3,713,552	$ 3,455,928
Work-in-process	1,412,263	1,271,956
Finished goods	2,148,076	2,001,303
	7,273,891	6,729,187
Less - reserve to reduce carrying value to LIFO cost	(23,000)	(184,000)
Net inventories	$ 7,250,891	$ 6,545,187

5. INVESTMENT IN AND ADVANCES TO AFFILIATE

The Company owned 50% of the outstanding common stock of South Houston Hose until October 31, 2001 and accounted for the investment by the equity method (see note 2). The Company had sales of approximately $852,000, $878,000 and $841,000 to the affiliate for the nine months ended October 31, 2001, and the years ended January 31, 2001 and 2000, respectively. Summary unaudited financial information for this affiliate as of October 31, 2001, January 31, 2001 and 2000 and for the nine-month period and years then ended is as follows:

	October 31, 2001	January 31, 2001	January 31, 2000
Current assets	$ 1,570,834	$ 1,477,106	$ 1,210,978
Noncurrent assets	73,732	81,733	72,520
Current liabilities	368,217	425,959	232,758
Shareholders' equity	1,276,349	1,132,880	1,050,740
Net sales	2,983,107	3,129,211	2,860,587
Net income	143,469	82,139	97,404

6. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	January 31, 2002	January 31, 2001
Group insurance benefits	$ 130,000	$ 130,000
Warranty (Note 11)	120,000	165,000
Legal and professional	56,235	50,239
Interest	20,533	31,515
Selling commissions and rebates	34,484	63,041
Other	37,487	11,942
Total	$ 398,739	$ 451,737

7. INCOME TAXES

Deferred income taxes are provided on temporary differences relating to reporting expenses in different periods for financial statement and income tax purposes and differences in bases of assets and liabilities. Such differences relate primarily to unrealized gain (losses) on investments, depreciation expense, inventory costs, bad debt expense, warranty costs, insurance and compensation.

The provision for income taxes from continuing operations is as follows:

	Year Ended January 31,		
	2002	2001	2000
Currently payable:			
Federal	$ 1,510,000	$ 1,360,000	$ 1,932,000
State	275,000	220,000	285,000
	1,785,000	1,580,000	2,217,000
Deferred (credit):			
Federal	35,000	(70,000)	(514,000)
State		(10,000)	(80,000)
	35,000	(80,000)	(594,000)
Total	$ 1,820,000	$ 1,500,000	$ 1,623,000

Temporary differences, which gave rise to the deferred tax assets (liabilities), included the following items at January 31, 2002 and 2001:

	2002	2001
Deferred tax assets:		
Compensation and other employee benefits	$ 264,000	$ 303,000
Unrealized losses	339,000	358,000
Deferred financing	1,150,000	1,150,000
Vacation pay	72,000	72,000
	1,825,000	1,883,000
Deferred tax liabilities:		
Inventory items	(677,000)	(696,000)
Book reserves and other items	(148,000)	(123,000)
Fixed assets	(230,000)	(259,000)
	(1,055,000)	(1,078,000)
Net deferred tax asset	$ 770,000	$ 805,000

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is:

	Year Ended January 31,		
	2002	2001	2000
Statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal tax benefit	4.0	4.0	4.0
Goodwill amortization	1.7	2.1	2.0
Dividends received deduction	0.0	(0.1)	(0.1)
Other, net	0.4	(0.6)	1.8
Effective tax rate	40.1%	39.4%	41.7%

8. LONG-TERM DEBT

Long-term debt, less current maturities, consisted of the following at January 31, 2002 and 2001:

	2002	2001
Industrial revenue bonds	$ 2,350,000	$ 2,500,000
Revolving loan fund term loan	70,217	79,358
Bank revolving credit loan	2,600,000	3,000,000
Note payable	500,000	
Total debt	5,520,217	5,579,358
Less current portion	(259,514)	(159,141)
Total long-term debt	$ 5,260,703	$ 5,420,217

The Industrial Revenue Bonds ("IRB") were issued to finance construction of a new production facility in Port Washington, Wisconsin. A total of $3,000,000 was issued for the facility and is due in annual principal installments of $150,000 from February 2002 through February 2005, and $175,000 from February 2006 through February 2015. Interest is based on a weekly floating rate determined by the market for IRB loans. The interest rate at January 31, 2002 was 1.5%.

The Revolving Loan Fund (RLF) term loan was a loan issued by the City of Port Washington to finance the purchase of real estate for the construction of an addition at the Company's Port Washington facility. A total of $100,000 was issued for the facility and is due in monthly installments of $1,012 through September 4, 2008 with interest at 4.0%.

The amended master credit agreement, which expires April 30, 2004, allows for revolving credit borrowings not to exceed $6,000,000. Borrowings, which are based on qualified accounts receivable and inventory, bear interest at either the prime rate or the LIBOR rate plus 1.50% at the Company's election. The interest rate at January 31, 2002 was 3.37%. The Company had $3,400,000 available under the agreement at January 31, 2002.

The terms under the amended master credit agreement, among other provisions, require the Company to maintain a minimum current ratio, tangible net worth, and debt service ratio, and restricts the Company to a maximum funded debt to EBITDA (as defined) ratio. The tangible net worth requirement at January 31, 2002 was $8,861,743. The Company is out of compliance with certain non-financial covenants and has obtained waivers for such non-compliance. Substantially all of the Company's assets are collateralized under the above debt agreement. The LIBOR spread may be reduced or increased annually based on the achievement of a certain "funded debt to EBITDA" ratio.

The note payable was to finance the purchase of the remaining 50% of South Houston Hose on November 1, 2001. The balance of $500,000 is due in annual installments of $100,000 to be paid each October 31 with the last installment due October 31, 2006. The interest rate is fixed at 7.0% for the life of the note.

Annual principal payments for the next five years on long-term debt are as follows:

Year Ending January 31,		IRB		RLF Term Loan		Revolving Credit Loan		Note Payable		Total
2003	$	150,000	$	9,514	$		$	100,000	$	259,514
2004		150,000		9,902				100,000		259,902
2005		150,000		10,305		2,600,000		100,000		2,860,305
2006		150,000		10,724				100,000		260,724
2007		175,000		11,162				100,000		286,162
Thereafter		1,575,000		18,610						1,593,610
	$	2,350,000	$	70,217	$	2,600,000	$	500,000	$	5,520,217

9. EMPLOYEE RETIREMENT PLANS

The Company has a retirement savings and thrift plan (401(k) plan) covering substantially all of its employees. Under the 401(k) plan, the Company contributes amounts based on employee contributions. Amounts charged to income related to the 401(k) plan for the years ended January 31, 2002, 2001 and 2000 were $104,015, $98,088 and $93,800, respectively.

The Company had a noncontributory defined benefit pension plan (the "Plan") covering substantially all full-time employees. The Plan provided for benefits based on years of service and compensation. In December 2000, the Company amended the Plan. The amendment specifically ceased accrual of benefits as of December 31, 2000 and terminated the Plan effective February 28, 2001. In February 2001, the Board of Directors authorized the allocation of excess plan assets to the participants. In December 2001, all plan assets were distributed to the participants. Net periodic pension expense was $25,193, including a curtailment gain of $127,063, and $126,284 for the year ended January 31, 2001 and 2000, respectively.

10. EMPLOYEE STOCK OPTION PLANS

In February 1995, the Board of Directors authorized and on October 17, 1995, the shareholders approved a grant to the Company's President and Chief Executive Officer of a ten-year option to purchase up to 200,000 shares of common stock pursuant to the Company's 1986 Option Plan at an exercise price of $4.00 per share. In May 1997, a five-year non-qualified option for 25,000 shares was granted to Robert Cooney, a member of the Board of Directors, at an exercise price of $3.50 per share. In October 1997, a five-year non-qualified option for 25,000 shares was granted to William Scott, a member of the Board of Directors, at an exercise price of $3.50 per share. All of these options are fully vested.

In connection with the issuance of the subordinated debt in 1996, the principal shareholder of the Company provided collateral to a bank to support a guaranty of repayment by the Company of the principal and interest on the loan. The arrangement was made to reduce the cost of borrowed funds from that which would have been otherwise obtainable by the Company from unaffiliated "mezzanine" lenders. In consideration of his providing such collateral, the Company issued a ten-year Warrant to purchase 500,000 shares of Common Stock exercisable at a price of $1.60 per share. At the time the transaction was negotiated, Common Stock was quoted at approximately $4.00 per share. On the date the ConForms acquisition was consummated, which was the grant date, the closing sale price for the Common Stock in the over-the-counter market was $7.50 per share. The difference between the

Warrant price and the fair market value at the grant date was amortized over the three-year term of the subordinated debt.

In connection with the ConForms acquisition on June 21, 1996, the Company granted ten-year nonqualified options to purchase an aggregate of 167,611 shares of Common Stock exercisable at $3.00 per share to key personnel. Such options vested fully on the first anniversary of the closing of the acquisition. On the date of the grant of the options, the closing sale price for the Common Stock was $7.50 per share. The difference between the option price and the fair market value at the time of grant was amortized over the one-year vesting period. On February 15, 2001, 19,444 of these options were exercised.

In January 1999, the Board of Directors authorized and on June 8, 1999, the shareholders approved the Edison Control Corporation 1999 Equity Incentive Plan (the "Plan"). The Plan provides that up to a total of 200,000 shares of Common Stock will be available for the granting of stock options, stock appreciation rights, restricted stock or performance shares. No awards were granted under this Plan as of January 31, 2002.

The Company has adopted the disclosure-only provisions of SFAS No.123, "Accounting for Stock-Based Compensation," but continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for all of its plans. Expense was $0, $0, and $389,236 for the years ended January 31, 2002, 2001 and 2000, respectively. If the Company had elected to recognize costs for the options/warrants issued after December 15, 1994 in accordance with SFAS No. 123, income from continuing operations and income from continuing operations per share would have changed to the pro-forma amounts as follows:

		Year Ended January 31,		
		2002	2001	2000
Income from continuing operations:	As reported:	$ 2,718,308	$ 2,308,255	$ 2,265,849
	Pro-forma:	2,718,308	2,308,255	2,255,602
Income from continuing operations per share:				
Basic	As reported:	1.20	0.98	0.97
	Pro-forma:	1.20	0.98	0.96
Diluted	As reported:	1.01	0.80	0.78
	Pro-forma:	1.01	0.80	0.78

Stock option/warrant activity is summarized as follows:

	Year Ended January 31, 2002	Weighted Average Exercise Price	Year Ended January 31, 2001	Weighted Average Exercise Price
Options/warrant outstanding, beginning of year	917,611	$ 2.48	917,611	$ 2.48
Options/warrant exercised	(19,444)	3.00	-	-
Options/warrant expired	-	-	-	-
Options/warrant outstanding, end of year	898,167	$ 2.47	917,611	$ 2.48
Options/warrant exercisable, end of year	898,167	$ 2.47	917,611	$ 2.48
Price range per share	$1.60 - $4.00		$1.60 - $4.00	

	Year Ended January 31, 2000	Weighted Average Exercise Price
Options/warrant outstanding, beginning of year	935,111	$ 2.52
Options/warrant exercised	(4,375)	4.50
Options/warrant expired	(13,125)	4.50
Options/warrant outstanding, end of year	917,611	$ 2.48
Options/warrant exercisable, end of year	917,611	$ 2.48
Price range per share	$1.60 - $4.00	

The weighted average remaining contractual life of stock options and warrants outstanding at January 31, 2002 is 3.5 years.

No options or warrants were granted during the years ended January 31, 2002, 2001 and 2000.

11. VALUATION ACCOUNTS

Activity related to valuation accounts for the years ended January 31, 2002, 2001 and 2000 is as follows:

Valuation Accounts		Balance, Beginning of Year	Additions charged to (deductions from) costs and expenses	Deductions for bad debts written off, inventory disposed of or warranty claims	Balance, End of Year
Allowance for doubtful accounts:	01/31/02	$ 169,000	$ 109,693	$ (60,693)	$ 218,000
	01/31/01	227,000	50,306	(108,306)	169,000
	01/31/00	268,000	(9,165)	(31,835)	227,000
Excess and obsolete inventory reserve:	01/31/02	$ 312,000	$ 43,457	$ (2,457)	$ 353,000
	01/31/01	608,000	(67,617)	(228,383)	312,000
	01/31/00	516,000	92,000	-	608,000
Warranty reserve:	01/31/02	$ 165,000	$ 73,444	$ (118,444)	$ 120,000
	01/31/01	173,000	70,197	(78,197)	165,000
	01/31/00	207,500	39,575	(74,075)	173,000

The allowance for doubtful accounts is determined by specific analysis of all accounts over sixty days past due and the application of a historical percentage to the remaining receivable balance. The excess and obsolete inventory reserve is determined by specific analysis of all inventory items with quantities in excess of eighteen-months supply and items that become obsolete because of product design changes. The warranty reserve is determined by a specific analysis of all current product liability incidents and lawsuits and a specific review of known warranty claims with a historical percentage of sales utilized for potentially unknown warranty claims.

12. COMMITMENTS

The Company has various warehouse and auto leases expiring at various dates through July 2010. Future minimum lease payments required under these noncancelable operating lease agreements are approximately as follows:

Year Ending January 31,		
2003		$ 200,000
2004		185,000
2005		112,000
2006		100,000
2007		92,000
Thereafter		183,000
	Total	$ 872,000

Total rent expense for the years ended January 31, 2002, 2001 and 2000 was approximately $180,000, $203,000 and $200,000, respectively.

13. RELATED PARTY TRANSACTIONS

In July 1999, Edison sold 304 shares of Panavision Inc., which were purchased in 1998 at a cost of $8,150, for $2,450 resulting in a loss of $5,700. A member of the Board of Directors of Panavision Inc. is a member of the Board of Directors of the Company. In April 1999, Edison sold 9,500 shares of Equity One, which were purchased in 1998 at a cost of $104,500, for $83,125 resulting in a loss of $21,375. A member of the Board of Directors of Equity One, Inc. is a member of the Board of Directors of the Company.

The Company has a note payable to an employee, which was used to finance the purchase of the remaining 50% of South Houston Hose on November 1, 2001. The balance of $500,000 is due in annual installments of $100,000 to be paid each October 31 with the last installment due October 31, 2006. The interest rate is fixed at 7.0% for the life of the note. There were no principal or interest payments made by the Company on the note during the year ended January 31, 2002.

14. FOREIGN OPERATIONS

Foreign operations are based on the location of the Company's facilities.

Foreign operations information for the year ended January 31, 2002 follows:

	United States	United Kingdom	Malaysia	Total
Net sales to unaffiliated customers	$25,382,707	$1,491,720	$ 578,123	$27,452,550
Operating income	4,734,458	26,975	17,364	4,778,797
Identifiable assets	26,138,456	1,459,948	759,790	28,358,194
Depreciation and amortization	1,100,737	36,453	16,318	1,153,508
Capital expenditures	229,524	-	4,078	233,602

Foreign operations information for the year ended January 31, 2001 follows:

	United States	United Kingdom	Malaysia	Total
Net sales to unaffiliated customers	$23,806,287	$1,492,030	$ 772,365	$26,070,682
Operating income (loss)	4,687,752	(90,516)	35,107	4,632,343
Identifiable assets	27,046,303	1,396,069	739,861	29,182,233
Depreciation and amortization	1,059,863	52,448	15,731	1,128,042
Capital expenditures	450,762	25,298	2,812	478,872

Foreign operations information for the year ended January 31, 2000 follows:

	United States	United Kingdom	Malaysia	Total
Net sales to unaffiliated customers	$22,617,875	$1,827,960	$ 474,985	$24,920,820
Operating income (loss)	4,521,434	98,200	(56,768)	4,562,866
Identifiable assets	27,899,155	1,880,061	851,448	30,630,664
Depreciation and amortization	1,448,836	56,600	14,865	1,520,301
Capital expenditures	469,390	194,171	11,684	675,245

15. SEGMENT INFORMATION

The Company's operating segments are organized based on the nature of products and services provided. A description of the nature of the segment's operations and their accounting policies are contained in Note 1. Segment information follows:

	ConForms (1)	Ultra Tech	Edison Holding Company	Total
Year ended January 31, 2002				
Net sales to unaffiliated customers	$ 22,994,744	$ 4,457,806	$ -	$ 27,452,550
Operating income (loss)	4,637,707	550,406	(409,316)	4,778,797
Identifiable assets	24,082,614	4,080,110	195,470	28,358,194
Goodwill, net	8,130,000	-	-	8,130,000
Depreciation and amortization	796,002	357,506	-	1,153,508
Capital expenditures	219,828	13,774	-	233,602
Year ended January 31, 2001				
Net sales to unaffiliated customers	$ 22,753,684	$ 3,316,998	$ -	$ 26,070,682
Operating income (loss)	4,896,239	305,564	(569,460)	4,632,343
Identifiable assets	22,629,681	5,156,883	1,395,669	29,182,233
Goodwill, net	8,225,801	-	-	8,225,801
Depreciation and amortization	773,971	322,731	31,340	1,128,042
Capital expenditures	469,038	9,834	-	478,872
Year ended January 31, 2000				
Net sales to unaffiliated customers	$ 21,405,977	$ 3,514,843	$ -	$ 24,920,820
Operating income (loss)	4,434,824	596,009	(467,967)	4,562,866
Identifiable assets	22,426,283	4,670,088	3,534,293	30,630,664
Goodwill, net	8,458,059	-	-	8,458,059
Depreciation and amortization	794,830	290,719	434,752	1,520,301
Capital expenditures	632,804	40,391	2,050	675,245

(1) Results include the acquisition of South Houston Hose on November 1, 2001 (see note 2).

16. CONTINGENCIES AND LITIGATION

The Company is involved in various legal proceedings, which have arisen in the normal course of business. Reserves are recorded when the occurrence of loss is probable and can be reasonably estimated. In the opinion of management, the resolution of these contingencies will not have a materially adverse effect on the Company's consolidated financial statements.

17. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for the year ended January 31, 2002 follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)	Total
Net sales	$ 6,693,359	$ 7,097,924	$ 6,882,955	$ 6,778,312	$ 27,452,550
Gross profit	2,632,299	2,527,392	2,611,392	2,406,156	10,177,239
Income from continuing operations	697,653	719,520	823,946	477,189	2,718,308
Income from continuing operations per share - diluted	0.25	0.26	0.30	0.20	1.01
Net income	697,653	719,520	823,946	477,189	2,718,308
Net income per share - diluted	0.25	0.26	0.30	0.20	1.01

(1) Results include the acquisition of South Houston Hose on November 1, 2001 (see note 2).

Quarterly financial information for the year ended January 31, 2001 follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net sales	$ 6,699,097	$ 6,958,976	$ 5,907,515	$ 6,505,094	$ 26,070,682
Gross profit	2,693,473	2,586,201	2,107,998	2,292,297	9,679,969
Income from continuing operations	688,663	727,782	431,145	460,665	2,308,255
Income from continuing operations per share - diluted	0.25	0.25	0.15	0.16	0.80
Net income	651,510	743,378	347,625	460,665	2,203,178
Net income per share - diluted	0.22	0.25	0.12	0.16	0.76

CORPORATE OFFICES

777 Maritime Drive
P.O. Box 308
Port Washington, WI 53074-0308

Telephone: 262-268-6800
Fax: 262-268-6868

PLANT OR OFFICE LOCATIONS

Port Washington, Wisconsin
Grafton, Wisconsin
Gardena, California
Houston, Texas
Newport, Wales, United Kingdom
Johor, Malaysia

STOCK TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

SHAREHOLDER INFORMATION

Jay R. Hanamann
Chief Financial Officer
Edison Control Corporation
P.O. Box 308
Port Washington, WI 53074-0308

Telephone: 262-268-6800
Fax: 262-268-1946

OTCBB Symbol: EDCO
WEB SITE: www.constructionforms.com

EDISON CONTROL CORPORATION
CORPORATE OFFICES

777 Maritime Drive
P.O. Box 308
Port Washington, WI 53074-0308
Telephone: 262-268-6800
Fax: 262-268-6868
www.constructionforms.com